UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Jamba, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47023A 101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 47023A 101	SCHEDULE 13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
CanBa Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,265,326 shares of Common Stock (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,265,326 shares of Common Stock (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,265,326 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.4%
12	TYPE OF REPORTING PERSON
OO

___________
(1) CanBa Investments, LLC beneficially owns 51,609 shares of Series B-2 Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”) of Jamba, Inc. (“Jamba”) and 104,426 shares of Jamba common stock, $0.001 par value per share (the “Common Stock”) as of December 31, 2012. Each share of Preferred Stock is convertible into 100 shares of Common Stock, and therefore, CanBa Investments, LLC is the beneficial owner of 5,265,326 shares of Common Stock as of December 31, 2012.

CUSIP No. 47023A 101	SCHEDULE 13G/A	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:
Jamba, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
6475 Christie Avenue, Suite 150, Emeryville, California 94608
Item 2(a).	Name of Person Filing:
CanBa Investments, LLC
Item 2(b).	Address of Principal Business Office or, if None, Residence:
210 Shields Court, Markham Ontario, L3R 8V2
Item 2(c).	Citizenship or Jurisdiction of Organization:
Delaware
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
47023A 101

CUSIP No. 47023A 101	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ________

CUSIP No. 47023A 101	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:
5,265,326 shares of Common Stock (1)
(b)	Percent of class:
6.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 5,265,326 shares of Common Stock (1)
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 5,265,326 shares of Common Stock (1)
(iv)	Shared power to dispose or to direct the disposition of: 0

___________

(1) CanBa Investments, LLC beneficially owns 51,609 shares of Series B-2 Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”) of Jamba, Inc. (“Jamba”) and 104,426 shares of Jamba common stock, $0.001 par value per share (the “Common Stock”) as of December 31, 2012. Each share of Preferred Stock is convertible into 100 shares of Common Stock, and therefore, CanBa Investments, LLC is the beneficial owner of 5,265,326 shares of Common Stock as of December 31, 2012.

CUSIP No. 47023A 101	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013
CANBA INVESTMENTS, LLC
/s/ Sam Serruya
Title: Director